PRESS RELEASE                       UNILAB CORPORATION

                                          18448 Oxnard Street
                                          Tarzana, CA 91356
                                          www.Unilab.com
                                                For Further Information:
                                                Brian D. Urban
                                                Phone: (818) 758-6611
                                                e-mail: burban@unilab.com

IMMEDIATE RELEASE
August 1, 2000



UNILAB CORPORATION ANNOUNCES SECOND QUARTER RESULTS

TARZANA, CA, August 1, 2000 - UNILAB Corporation announced today that net sales for the quarter ended June 30, 2000 were $84.3 million, an increase of 14.3% from $73.7 million in the same period last year. The Company reported operating income of $13.0 million, compared to $9.7 million in the second quarter of 1999. Net income was $2.0 million compared to $5.9 million in the same period last year. The decrease in net income versus the prior period was due to significantly increased interest expense and the recognition of a tax provision where none had been previously recorded.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $16.1 million for the quarter, or 19.0% of sales, compared to $11.9 million, or 16.1% of sales for the same period last year.

For the first six months of 2000, net sales totaled $163.6 million, an increase of 19.1% from $137.3 million in the same period of the prior year. Operating income, EBITDA and net income were $24.8 million, $30.9 million and $3.6 million, respectively for the first six months of 2000 versus $19.3 million, $23.5 million and $12.0 million in the same period last year.

Testing volumes increased 14.8% and 19.1%, respectively, in the second quarter and first six months of 2000 compared to the same periods in the prior year. Excluding the revenue generated from acquired businesses, core business volumes grew by 5.0% in both the second quarter and the first six months of 2000 over the same periods last year, while pricing improved by 1.0% and 1.9% over the same periods.

Days sales outstanding ("DSO") - a measure of billing and collection  efficiency
- was 63 days, compared to 65 days at the end of 1999. The Company's cash position was $9.8 million at June 30, 2000, with no borrowings having taken place on the Company's revolving credit facility. Capital expenditures were $1.4 million for the second quarter and $2.8 million for the first six months of 2000.

"We are once again pleased to report record revenue, EBITDA and EBITDA margin for Unilab in the second quarter," said Bob Whalen, Unilab's CEO and President. "We are particularly pleased with our 5% increase in core volumes. With much of the volume increase occurring throughout the second quarter and other business already started in July, we are confident that we can continue to increase our quarter over quarter core volume growth percentage for the remainder of the year."

The statements in this press release that are not historical facts or information may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from stated. Certain of these risks and uncertainties are listed in the Company's 1999 Form 10-K.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 300 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at www.unilab.com.

                              -  tables to follow  -

Unilab Corporation

                            Statements of Operations

                            (amounts in thousands)
                                   (Unaudited)


                                   Three months ended June 30,Six months ended June 30,

                                            2000      1999           2000      1999
                                      ----------------------------------------------
Revenue                                  $84,284   $73,727       $163,560  $137,286

Direct Laboratory and Field Expenses:
   Salaries, Wages and Benefits           25,235    21,831         48,103    40,286
   Supplies                               12,471    10,519         23,766    19,346
   Other Operating Expenses               19,513    18,983         39,223    34,399
                                      ----------------------------------------------
                                          57,219    51,333        111,092    94,031

Legal Charge                                   -       600              -       600
Amortization and Depreciation              3,080     2,230          6,061     4,127
Selling, General and Administrative       11,010     9,891         21,610    19,203
Expenses
                                      ----------------------------------------------

Total Operating Expenses                  71,309    64,054        138,763   117,961
                                      ----------------------------------------------
Operating Income                          12,975     9,673         24,797    19,325
Interest Expense, net                      9,446     3,780         18,675     7,266
                                      ----------------------------------------------
Income Before Income Taxes                 3,529     5,893          6,122    12,059
Tax Provision                              1,482         -          2,571         -
                                      ----------------------------------------------
Net Income                                $2,047    $5,893         $3,551   $12,059
                                      ==============================================
Preferred Stock Dividends                      -        33              -        66
Net Income Available to Common            $2,047    $5,860         $3,551   $11,993
Shareholders
                                      ==============================================

EBITDA                                   $16,055   $11,903        $30,858   $23,452

                               Unilab Corporation

                                 Balance Sheets

                            (amounts in thousands)

                                                     June 30,     December 31,
                                                       2000           1999
                                                    (unaudited)
                                                  -----------------------------

Cash and Cash Equivalents                                 $9,770       $12,557
Accounts Receivable, net                                  57,642        50,281
Other Current Assets                                       5,888         5,925
                                                  -----------------------------
     Total Current Assets                                 73,300        68,763

Fixed Assets, net                                         13,220        13,125

Deferred Tax Assets                                       13,986        16,558

Goodwill and Other Intangible Assets                      84,643        83,630

Other Assets                                              10,753        11,454
                                                  -----------------------------

Total Assets                                            $195,902      $193,530
                                                  -----------------------------

Total Current Liabilities                                $36,361       $35,374

Long-Term Debt, net of current portion                   307,667       310,941

Other Liabilities                                          6,612         5,504

Total Shareholders' Deficit                            (154,738)     (158,289)
                                                  -----------------------------

Total Liabilities and Shareholders' Deficit             $195,902      $193,530
                                                  -----------------------------